December 30, 2008

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Separate Account Fund B
Fund B
File Nos. 333-156259/811-01902

Dear Mr. Ruckman:

This letter is to inform the SEC that the following filings have been made for the above-referenced separate account:

NSAR-U filed on October 29, 2008; Accession Number 0001193125-08-218660

24F-2NT filed on December 19, 2008; Accession Number 0001193125-08-256561

N-30D filed on December 19, 2008; Accession Number 0001193125-08-256558

Sincerely,

/s/ Sandy K. Dix

Sandy K. Dix

Manager – Distribution and SEC Regulatory Filing